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03013780

TATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51835

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nowtrade Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5655 Park St., North, Suite C
(No. and Street)

St. Petersburg, FL 33709
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cardwell 727-823-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Rd, Suite 350 Atlanta GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cardwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nowtrade Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC - STATE OF FLORIDA
JULIE E. ZUZULA
COMMISSION # CC814061
EXPIRES 3/2/2003
BONDED THRU ASA 1-888-NOTARY1

[signature]
Signature

CEO
Title

[signature] Julie Zuzula
Notary Public

NOTARY PUBLIC - STATE OF FLORIDA
JULIE E. ZUZULA
COMMISSION # CC814061
EXPIRES 3/2/2003
BONDED THRU ASA 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOWTRADE CORP.
FINANCIAL STATEMENT AND SCHEDULES

For the Years Ended
December 31, 2002 and 2001
With Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of Nowtrade Corp.

We have audited the accompanying statement of financial condition of Nowtrade Corp. as of December 31, 2002 and 2001 and the accompanying statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Nowtrade Corp. as of December 31, 2002 and 2001 and for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit as of December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

RUBIO CPA, PC

February 25, 2003
Atlanta, Georgia

NOWTRADE CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 13,571	$ 13,677
Other receivables	-	11,408
Furniture and office equipment, net of accumulated depreciation of $16,933 and $12,063	703	5,573
Total assets	$ 14,274	$ 30,658

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Due to clearing broker-dealer	$ 3,056	$ -
Accounts payable and accrued expenses	1,640	499
Total liabilities	4,696	499
Stockholder's Equity		
Common stock, $.01 par value; 25,000 shares authorized; 10,000 shares issued and outstanding	100	100
Additional paid-in capital	384,055	379,055
Accumulated deficit	(374,577)	(348,996)
Total stockholder's equity	9,578	30,159
Total liabilities and stockholder's equity	$ 14,274	$ 30,658

The accompanying notes are an integral part of these financial statements.

NOWTRADE CORP.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Desk fees	$ 33,974	$ -
Commissions	131	8,816
Total revenue	34,105	8,816
EXPENSES:		
Employee compensation and benefits	-	37,241
Clearing costs	2,368	9,637
Occupancy costs	-	6,500
Licenses and registration	12,686	11,230
Other operating expenses	44,632	29,213
Total expenses	59,686	93,821
NET LOSS	$ (25,581)	$ (85,005)

The accompanying notes are an integral part of these financial statements.

NOWTRADE CORP.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2001	$ 100	$ 288,553	$(263,991)	$ 24,662
Capital contributions		90,502		90,502
Net loss			(85,005)	(85,005)
Balance, December 31, 2001	100	379,055	(348,996)	30,159
Capital contributions	-	5,000	-	5,000
Net loss			(25,581)	(25,581)
Balance, December 31, 2002	$ 100	$ 384,055	$(374,577)	$ 9,578

The accompanying notes are an integral part of these financial statements.

NOWTRADE CORP.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(25,581)	$	(85,005)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		4,870		5,834
Decrease (increase) in other receivable		11,408		(4,274)
Increase in due to/from clearing broker-dealer		3,056		8,902
Decrease in payables and accrued expenses		1,141		(5,525)
NET CASH USED BY OPERATING ACTIVITIES		(5,106)		(80,068)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Principal payments on note payable		-		(4,387)
Capital contributions		5,000		90,502
NET CASH PROVIDED BY FINANCING ACTIVITIES		5,000		86,115
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(106)		6,047
CASH AND CASH EQUIVALENTS:				
Beginning of year		13,677		7,630
End of year	$	13,571	$	13,677

The accompanying notes are an integral part of these financial statements.

NOWTRADE CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 AND 2001

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nowtrade Corp. was organized in August 1998. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to offer investment banking services and brokerage services.

The Company has experienced significant operating losses which have been funded by the Company's sole stockholder. The Company would not be able to fulfill their current commitments or continue to operate without the sole stockholder's continued contributions. The sole stockholder has committed to fund the Company through at least December 31, 2003.

Securities Transactions: Income and expense related to securities transactions are recorded on a settlement date basis which does not vary materially from a trade date basis.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,875, which was $3,875 more than its required net capital of $5,000.

NOWTRADE CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 – INCOME TAXES

The Company did not provide any current or deferred income tax provision or benefit since it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset arising primarily from the operating losses, because of uncertainty regarding its realization.

The significant components of the Company's deferred tax assets, as of December 31, 2002 are as follows:

Deferred taxes arising from net operating loss carryforwards	$ 85,000
Valuation allowance	(85,000)
Net deferred tax asset	$ -

At December 31, 2002, the Company has net operating loss carryforwards of approximately $340,000 available to offset future taxable income. The carryforwards will begin to expire in 2019.

NOTE 4 – RELATED PARTIES

A related party provides the Company with office facilities and other administrative services under an informal arrangement at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 5 – CONCENTRATION

The revenue from desk fees was earned from business directed to the Company by a single customer.

NOWTRADE CORP.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2002

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

NOWTRADE CORP.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2002

Net Capital		
Total stockholder's equity qualified for net capital	$	9,578
Deduction for non-allowable assets		(703)
Net capital		8,875
Less haircuts		-
Net capital		8,875
Minimum net capital required		5,000
Excess capital	$	3,875
Aggregate Indebtedness:		
Liabilities	$	4,696
Percentage of aggregate indebtedness to net capital		52.9

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002

There is no difference between net capital included in Part IIA of Form X-17a-5, and net capital as computed above.

NOWTRADE CORP.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2002

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
Nowtrade Corp.:

In planning and performing our audit of the financial statements of Nowtrade Corp. for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Nowtrade Corp. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2002 and this report does not effect our report thereon dated February 25, 2003.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 25, 2003
Atlanta, Georgia

RUBIO CPA, PC